ImmunoPrecise Antibodies Announces Key Leadership Changes

AUSTIN, TEXAS, – ImmunoPrecise Antibodies (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, is pleased to announce key leadership updates, including the appointment of Kamil Isaev to its Board of Directors and Joseph Scheffler as Interim Chief Financial Officer (CFO). Additionally, IPA announces the planned departure of Chris Buyse from the Board of Directors.

Kamil Isaev Joins IPA’s Board of Directors

IPA is pleased to welcome Dr. Isaev, a seasoned technology leader and venture strategist, to its Board of Directors. With over 30 years of expertise in AI, semiconductor technologies, and global R&D operations, Isaev has held leadership roles at Intel, Dell EMC, Align Technology, and ABRT VC. His career has been defined by scaling R&D centers, driving AI-driven innovation, and leading high-impact cross-functional teams to bring emerging technologies to market.

Isaev currently serves as a Venture Partner at ABRT VC, where he leads the ABRT AI Lab and the VC Score project, developing AI-powered evaluation models to assess and rank AI startups, providing investors with data-driven insights to identify high-potential opportunities. His role at ABRT VC is focused on bridging cutting-edge AI research with commercialization strategies, helping AI-driven companies refine their go-to-market approach and maximize scalability.

Previously, he held key leadership positions at Intel Corporation, where he served as Director of Developer Relations Engineering, overseeing global AI and software development teams and spearheading AI computing optimization, GPU workload migration, and machine learning integration. In this role, he worked closely with Intel’s partners and customers to drive adoption and deployment of AI technologies in commercial and enterprise applications. Before that, as Country R&D General Manager, he managed various software initiatives, ensuring efficient deployment of machine learning and deep learning solutions across Intel's ecosystem, with a focus on operational efficiency and real-world implementation.

Beyond Intel, Isaev has led R&D and technology commercialization efforts at various organizations. At Align Technology, he managed a 600+ engineer R&D division, driving enterprise-wide digital transformation and Agile adoption, while ensuring the successful transition of research initiatives into commercially viable products. As Vice President of Operations at Caresyntax, he played a key role in the company’s U.S. expansion and the development of AI-driven surgical intelligence solutions, ensuring the integration of AI-driven insights into clinical workflows. At Dell EMC, he led solutions architecture for AI, healthcare, and video surveillance, focusing on bridging advanced technology development with industry adoption.

Isaev is also a member of IEEE, a guest lecturer at leading universities, and a frequent speaker at AI and semiconductor industry conferences. He holds an MSc and PhD in Physics (Plasma Physics and Plasma Chemistry) from Moscow State University and has authored over 30 scientific publications in plasma physics and semiconductor technology.

"We are delighted to welcome Dr. Isaev to our Board," said Dr. Jennifer Bath, President and CEO. "His deep expertise in AI, R&D leadership, and commercialization of cutting-edge technology will be invaluable as we continue to expand our AI-driven biologics platform. Kamil's proven track record in developing go-to-market strategies and his experience in bringing emerging technologies to commercial success aligns perfectly with our mission. His insights will be crucial as we navigate the complex landscape of AI in biologics and accelerate our path from innovation to market impact."

Joseph Scheffler Appointed Interim CFO

IPA also announces the appointment of Joseph Scheffler as Interim Chief Financial Officer. Scheffler is a highly experienced finance professional with over 20 years in public and multinational companies, specializing in financial reporting, forecasting, and business strategy.

Most recently, as Interim Corporate Controller at Nidec - Kinetek, Scheffler managed consolidated financial reporting for a $400 million global manufacturing firm with 40 subsidiaries worldwide. His background also includes extensive financial consulting for acquisitions and corporate strategy development, making him well-equipped to oversee IPA’s financial operations.

“Joseph brings a wealth of financial expertise and strategic insight,” said Dr. Jennifer Bath. “His leadership will be instrumental in strengthening our financial strategy and supporting IPA’s continued growth.”

Scheffler holds an MBA in Finance and a Bachelor’s in Accounting from Loyola University Chicago, combining analytical expertise with strong stakeholder engagement.

Chris Buyse Departs Board of Directors

IPA also announces that Chris Buyse has stepped down from the Board of Directors following his valuable tenure supporting the company during a transitional phase.

“We are grateful to Chris for his contributions and financial stewardship during this period of strategic evolution,” said Dr. Bath. “His expertise has been instrumental in ensuring continuity as we positioned the company for its next phase of growth. We wish him all the best in his future endeavors.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutic research and technology company specializing in AI-driven antibody discovery and development. Through its subsidiaries—including Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V.—IPA delivers an end-to-end solution for the development of next-generation antibody therapeutics. The company integrates systems biology, multi-omics modeling, and artificial intelligence to enable the discovery of highly specialized, fully human therapeutic antibodies tailored to challenging disease targets.

For more information, visit www.ipatherapeutics.com

Investor Contact: investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated contributions of Kamil Isaev as a member of the Board of Directors, the expected impact of Joseph Scheffler’s appointment as Interim CFO, and the Company’s continued strategic growth and execution of its AI-driven biologics initiatives.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including risks related to leadership transitions, technological advancements, regulatory developments, industry competition, and broader market conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.